SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    NATURAL ALTERNATIVES INTERNATIONAL, INC.
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    638842302
                                    ---------
                                 (CUSIP Number)

                                 August 13, 2001

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1 (b)
      |X|   Rule 13d-1 (c)
      |_|   Rule 13d-1 (d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638842302                     13G                         Page  2 of 8
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Trust U/W of Vincent Terranova
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       224,200
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             224,200
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    224,200
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    00 Trust
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

CUSIP No. 638842302                     13G                         Page  2 of 8
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carl J. Terranova
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       180,700
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             180,700
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    180,700
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.2%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).        Name of Issuer:

                  Natural Alternatives, Inc.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  1185 Linda Vista Drive
                  San Marcos, CA 92069

Item 2 (a).       Name of Person Filing:

                  (i)   Trust U/W of Vincent Terranova
                  (ii)  Carl J. Terranova

Item 2 (b).       Address of Principal Business Office or, if None, Residence:

                  The business address of Carl J. Terranova and the Trust U/W of Vincent Terranova is P.O. Drawer H, Valley Cottage, New York 10989.

Item 2 (c).       Citizenship:

                  (i)   Carl J. Terranova is a United States citizen.
                  (ii) Trust U/W of Vincent Terranova is a trust created under the laws of the State of New York.

Item 2 (d).       Title of Class of Securities:

                  Common Stock

Item 2 (e).       CUSIP No:

                  638842302

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_| Broker or dealer registered under Section 15 of the Act.
            (b)   |_| Bank as defined in Section 3(a)(6) of the Act.
            (c)   |_| Insurance Company as defined in Section 3(a)(19) of the
                      Act.
            (d)   |_| Investment Company registered under Section 8 of the
                      Investment Company Act.
            (e)   |_| Investment Adviser in accordance with Sec.
                      240.13d-1(b)(1)(ii)(E).
            (f)   |_| Employee Benefit Plan or Endowment Fund in accordance with
                      Sec. 240.13d-1(b)(1)(ii)(F).
            (g)   |_| Parent holding company, in accordance with Sec.
                      240.13d-1(b)(ii)(G).
            (h)   |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.
            (i)   |_| A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act of 1940.
            (j)   |_| Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership

                  (a) Amount beneficially owned: The reporting persons in the aggregate beneficially own 404,900 shares of Common Stock.

                  (b) Percent of Class: The reporting persons in the aggregate beneficially own 7.0% of the issuer's Common Stock.

                  (c) Number of shares as to which the Trust U/W Vincent Terranova has:

                        (i)   Sole power to vote or to direct the vote: 224,200
                        (ii)  Shared power to vote or to direct the vote: 0
                        (iii) Sole power to dispose or to direct the
                              disposition: 224,200
                        (iv) Shared power to dispose or to direct the disposition of: 0

                        Number of shares as to which Carl J. Terranova has:

                        (i)   Sole power to vote or to direct the vote: 180,700
                        (ii)  Shared power to vote or to direct the vote: 0
                        (iii) Sole power to dispose or to direct the
                              disposition: 180,700
                        (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  See Exhibit A.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 22, 2001

TRUST U/W VINCENT TERRANOVA


By: /s/ Robert Becht
   -----------------------------------------
Name:  Robert Becht
Title: Trustee

 /s/ Carl J. Terranova
--------------------------------------------
Carl J. Terranova

                                  Exhibit Index

Exhibit A - Identification and Classification of Members of the Group.

                                                                       Exhibit A

Identification and Classification of Members of the Group

1. Trust U/W of Vincent Terranova is a trust established under the laws of the State of New York.

2.    Carl J. Terranova is an individual.